SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                              SCHEDULE 13D/A
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 2)1/

                               Telescan, Inc.
          ----------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
          ----------------------------------------------------------
                       (Title of Class of Securities)

                                 879516102
          ----------------------------------------------------------
                               (CUSIP Number)

                              Robert T. Slezak
           Vice President, Chief Financial Officer and Treasurer
                       Ameritrade Holding Corporation
                  (successor by merger to TransTerra Co.)
                          4211 South 102nd Street
                         Omaha, Nebraska 68127-1031
                               (402) 331-7856
         -------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              October 22, 1997
        ---------------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                 (Continued on following pages)


----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

CUSIP No. 879516102                           13D            Page 2 of 7 Pages
---------------------                                    ---------------------


-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Ameritrade Holding Corporation (successor by merger to TransTerra Co.) EIN#: 47-0642657
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
  NUMBER OF          7      SOLE VOTING POWER                   529,296
   SHARES         -------------------------------------------------------------
BENEFICIALLY         8      SHARED VOTING POWER                 0
OWNED BY EACH     -------------------------------------------------------------
  REPORTING          9      SOLE DISPOSITIVE POWER              529,296
 PERSON WITH      -------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER            0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             529,296
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [ ]
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    4.93%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             HC
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879516102                 13D              Page 3 of 7 Pages
----------------------------                        --------------------------



         This Amendment No. 2 amends the statement on Schedule 13D filed by Ameritrade Holding Corporation, a Delaware corporation, successor by merger to TransTerra Co., a Nebraska corporation ("Ameritrade"), on July 10, 1995 and amended on January 16, 1997.

Item 1.           Security and Issuer.

                  (a)      Common Stock, par value $.01 per share

                  (b)      Telescan, Inc., a Delaware corporation
                           ("Telescan"), 10550 Richmond Avenue, Suite 250, Houston, Texas 77042

Item 2.           Identity and Background.

                  (a) Ameritrade Holding Corporation, a Delaware corporation, successor by merger to TransTerra Co., a Nebraska corporation.

                           The directors and executive officers of Ameritrade
                           are as follows:   J. Joe Ricketts, Joseph A. Konen,
                           Robert T. Slezak, Thomas J. Pleiss, Susan M. Hohman, Thomas C. Hushen, Larry W. Collett, J. Peter Ricketts, Curt A. Conklin, P. Richard Sirbu, Jr., Kurt D. Halvorson, Michael J. Anderson, Mary K.
                           Fay, William Glasz, William A. Wood, Gene L. Finn, Thomas Y. Hartley, Charles L. Marinaccio, Mark L. Mitchell and John W. Ward.

                  (b)      4211 S. 102nd Street, Omaha, Nebraska  68127

                  (c) Ameritrade is a holding company of five broker-dealers registered under Section 15 of the Securities Exchange Act of 1934, as amended.

                  (d) During the last five years, neither Ameritrade nor any of its directors or executive officers has been convicted in any criminal proceeding.

                  (e) During the last five years, neither Ameritrade nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each of the directors and executive officers of Ameritrade is a citizen of the United States.

CUSIP No. 879516102                 13D               Page 4 of 7 Pages
-------------------                                  ----------------------


Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a Purchase Agreement, dated as of June 28, 1995, between Ameritrade and Telescan, Ameritrade agreed to purchase, and Telescan agreed to sell, 243,561 shares of Telescan Common Stock on June 28, 1995 (the "Initial Closing") and an additional number of shares on each of September 29, 1995, December 29, 1996 and March 29, 1996, or such other dates as the parties mutually agreed upon (the "Subsequent Closings"). The number of shares purchased on each Subsequent Closing was determined by dividing $1,250,000 by the average of the last reported sale prices of the Telescan Common Stock on the NASDAQ Small-Cap Market on each trading day during the period commencing on the day before the Initial Closing or the prior Subsequent Closing, as the case may be, and ending two days before the current Subsequent Closing. Pursuant to the Purchase Agreement, Ameritrade purchased 243,561 shares on June 28, 1995, 184,437 shares on September 30, 1995, 173,459 shares on January 2, 1996 and 168,337 shares on March 30, 1996.

                  In connection with the Purchase Agreement, a representative of Ameritrade was appointed to the Telescan board of directors and Telescan granted Ameritrade certain registration rights with respect to the Telescan Common Stock held by Ameritrade.

                  The amount of funds required for Ameritrade to purchase all of the shares subject to the Purchase Agreement was an aggregate of $5,000,000.

Item 4.           Purpose of Transaction.

                  Ameritrade entered into the Purchase Agreement for investment purposes and technology cooperation opportunities. The response to Item 3 is incorporated by reference.

                  Ameritrade has decided to sell all or a portion of its shares of Telescan Common Stock so that it may invest in other opportunities.

CUSIP No. 879516102              13D                  Page 5 of 7 Pages
---------------------                               ----------------------


Item 5.           Interest in Securities of Issuer.

                  (a)      529,296 shares of Telescan Common Stock (4.93%).

                  (b) Ameritrade has sole voting and dispositive power with respect to all shares of Telescan Common Stock purchased by it pursuant to the Purchase Agreement.

                  (c) On October 10, 1997, Ameritrade sold 2,998 shares of Telescan Common Stock at an average price of $6.9375 per share. On October 13, 1997, Ameritrade sold 25,000 shares of Telescan Common Stock at an average price of $6.9375 per share. On October 14, 1997, Ameritrade sold 7,000 shares of Telescan Common Stock at an average price of $6.75 per share. On October 15, 1997, Ameritrade sold 73,000 shares of Telescan Common Stock at an average price of $6.5067 per share. On October 17, 1997, Ameritrade sold 5,000 shares of Telescan Common Stock at an average price of $6.25 per share. On October 20, 1997, Ameritrade sold 15,000 shares of Telescan Common Stock at an average price of $6.25 per share. On October 21, 1997, Ameritrade sold 10,000 shares of Telescan Common Stock at an average price of $6.25 per share. On October 22, 1997, Ameritrade sold 100,000 shares of Telescan Common Stock at an average price of $6.50 per share. On October 23, 1997, Ameritrade sold 2,500 shares of Telescan Common Stock at an average price of $6.875 per share. All of such sales were "brokers' transactions" made pursuant to Rule 144 under the Securities Act of 1933, as amended.

                  (d) Mr. J. Joe Ricketts, Chairman and Chief Executive Officer and the controlling shareholder of Ameritrade, has the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e) Ameritrade ceased to be the beneficial owner of more than five percent of the Telescan Common Stock on October 22, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The response to Item 3 is incorporated by reference.

Item 7.           Material to be Filed as Exhibits.

                  (a) Purchase Agreement, dated as of June 28, 1995, between Ameritrade and Telescan, which includes as Exhibit A thereto the Form of Registration Agreement between Ameritrade and Telescan.

CUSIP No. 879516102                  13D               Page 6 of 7 Pages
-----------------------------                        --------------------------



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 24, 1997       AMERITRADE  HOLDING  CORPORATION


                                By:   /s/ J. Joe Ricketts
                                      -----------------------------
                                      J. Joe Ricketts
                                      Chairman and Chief Executive Officer

CUSIP No. 879516102                   13D           Page 7 of 7 Pages
---------------------------                        ----------------------------


                               EXHIBIT INDEX


   No.                                                                Page
------                                                                ----
   1.     Purchase Agreement, dated as of June 28, 1995, between
          Ameritrade and Telescan, which includes as Exhibit A
          thereto the Form of Registration Agreement between
          Ameritrade and Telescan.                                      *


-----------------------------

*   Previously Filed